VIA EDGAR

June 14, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Megan Akst, Kathlee Collins, Mariam Mansaray, Jan Woo

Re: Richtech Robotics Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted May 15, 2023

CIK No. 0001963685

Dear Ms. Mansaray, Ms. Woo, Ms. Akst and Ms. Collins:

Richtech Robotics Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 22, 2023, regarding our Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on May 15, 2023. Concurrently with the submission of this letter, the Company is filing an Amendment No. 3 to Draft Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted May 15, 2023

Business

Material Contracts, page 66

1.	We note your response to prior comment 3 that the MSAs “currently represent less than 3% of the Company’s revenue and are not expected to represent a significant portion of future revenues.” Disclose the significance of the Restaurant MSA, Gaming MSA, and Hotel MSA to your business and why they are highlighted as material contracts if you do not expect to generate a significant portion of your revenue from these agreements. Disclose whether you have other material agreements that contributed to the increase in revenue in 2022 or expected to represent a significant portion of future revenue.

Response: The Company respectfully advises the Staff that it has revised the disclosures on pages 66 and 67 of the Revised Registration Statement to provide more detailed disclosure on the significance of the three existing MSAs. The Company further advises the Staff that due to the diversity of its client base, there are not any additional material contracts that contributed to the increase in revenue in 2022 or expected to represent a significant portion of future revenue.

Principle Stockholders, page 75

2.	We note your response to prior comment 6 and reissue in part. Please revise the total shares outstanding and Class B shares on pages 75 and 80 as of March 28, 2023 to reflect the issuance of 466,000 of your class B common stock to Normanton Tech PTE. LTD on January 15, 2023. Based on your disclosure on page F-17 that you had 17,647,000 shares as of December 31, 2022, it is unclear how you continue to only have 17,647,000 shares of Class B common stock outstanding as of May 12, 2023 after the issuance of the shares to Normanton Tech PTE. Please revise accordingly or explain this discrepancy.

Response: The Company respectfully advises the Staff that the total number of issued and outstanding shares of Class B common stock of the Company as of December, 2022 was 17,181,000, and that after the issuance of 466,000 shares of Class B common stock to Normanton Tech PTE. LTD on January 15, 2023, the number of issued and outstanding shares of Class B common stock is 17,647,000. The Company has revised the disclosures on pages F-16 and F-18 of the Revised Registration Statement to reflect 17,647,000 shares of Class B common stock issued and outstanding as of March 31, 2023.

Statements of Stockholder’s Equity, page F-5

3.	We note your revised disclosures in response to prior comment 8 as it relates to the 4-for- 1 forward stock split and the concurrent re-designation of your common stock into Class A and Class B common stock. However, our comment also asked that you provide us with the specific guidance considered in accounting for the conversion of member units into common stock upon incorporation as a Nevada Corporation. Please provide us with a detailed analysis of the specific guidance considered in accounting for the June 2022 conversion of member units into common stock on a retrospective basis.

Response: The Company respectfully advises the Staff that it has revised the disclosures on pages F-9 and F-22 of the Revised Registration Statement accordingly.

*****

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Richard Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhenwu Huang
Zhenwu Huang, Chief Executive Officer

cc:	Richard Anslow, Esq.
Ellenoff Grossman & Schole LLP